SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                     North American Technologies Group Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   657193207
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Bruce Leadbetter
                           Sponsor Investments, LLC
                              Two Lincoln Center
                         5420 LBJ Freeway, Suite 1450
                              Dallas, Texas 75240
                                 972-490-2340

                                With a Copy to:
                               Richard S. Meller
                             Latham & Watkins, LLP
                      233 South Wacker Drive, Suite 5800
                            Chicago, Illinois 60606
                                (312) 876-7700

                                Heather Kreager
                          Herakles Investments, Inc.
                         5949 Sherry Lane, Suite 1900
                              Dallas, Texas 75225
                                (214) 210-5000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   12/30/2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Sponsor Investments, LLC
    02-0681770
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Texas
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        81,023,004

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         23,313,192

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     81,023,004
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     51.6%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     OO
--------------------------------------------------------------------------------

Page 2 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Astraea Investment Management, L.P.
    75-2387896
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         6,050,000

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     6,050,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     7.4%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     PN
--------------------------------------------------------------------------------

Page 3 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Herakles Investments, Inc.
    37-1461244
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        81,023,004

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         59,923,380

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     81,023,004
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     51.6%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     CO
--------------------------------------------------------------------------------

Page 4 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Bancroft, Christopher
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    United States of America
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        150,000

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     150,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     <1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 5 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Jordan, Michael
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    United States of America
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        150,000

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     150,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     <1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 6 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Kellogg, David
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    United States of America
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        18,519

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     18,519
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     <1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 7 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Pasahow, David
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    United States of America
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        18,519

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     18,519
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     <1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 8 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Pigott, John
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    United States of America
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        75,000

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     75,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     <1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 9 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Pottinger, Paul
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    United States of America
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        37,963

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     37,963
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     <1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN, OO
--------------------------------------------------------------------------------

Page 10 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Astraea Investment and Management Services Company
    36-3763672
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         6,050,000

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     6,050,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     7.4%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     CO
--------------------------------------------------------------------------------

Page 11 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Consolidated Investment Services, Inc.
    88-0214301
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    AF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Nevada
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        87,452,757

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         29,742,945

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     87,452,757
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     55.7%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     CO
--------------------------------------------------------------------------------

Page 12 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Jarvie, Charles
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    United States of America
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        150,000

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     150,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     <1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 13 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Leadbetter, Bruce
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    United States of America
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         6,050,000

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     6,050,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     7.4%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 14 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Long, Pat
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    United States of America
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        100,500

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        700,500

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     700,500
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     <1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 15 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Opus 5949 LLC
    20-0154162
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).


--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Texas
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        6,429,653

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         6,429,653

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     6,429,653
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     8.5%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     OO
--------------------------------------------------------------------------------

Page 16 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Otter, Inc.
    73-1186819
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Oklahoma
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        100

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         100

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     100
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     <1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     CO
--------------------------------------------------------------------------------

Page 17 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Sammons Distribution Holdings, Inc.
    75-1738314
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    AF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        6,429,653

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         6,429,653

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     6,429,653
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     8.5%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     CO
--------------------------------------------------------------------------------

Page 18 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Sammons Enterprises, Inc.
    75-6027423
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    AF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        87,452,757

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         29,742,945

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     87,452,757
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     55.7%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     CO
--------------------------------------------------------------------------------

Page 19 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Sammons VPC, Inc.
    75-2732541
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    AF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        6,429,653

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         6,429,653

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     6,429,653
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     8.5%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     CO
--------------------------------------------------------------------------------

Page 20 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Siang, Goh  Yong
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Singapore
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        300,000

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     300,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     <1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 21 of 24 Pages

CUSIP No. 657193207
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Charles A. Sammons 1987 Charitable Remainder Trust No. Two
    75-2182631
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    AF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Texas
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        87,452,757

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         29,742,945

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     87,452,757
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     55.7%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     OO
--------------------------------------------------------------------------------

Page 22 of 24 Pages

Item 1. Security and Issuer.

           N/A

Item 2. Identity and Background.

          (a) N/A

          (b) N/A

          (c) N/A

          (d) N/A

          (e) N/A

          (f) N/A

Item 3. Source and Amount of Funds or Other Consideration.

           Item 3 of the Schedule 13D, is amended and supplemented as follows:

           (1) The third paragraph of Item 3 of the Schedule 13D is amended and supplemented by adding the following sentence:

           \"On December 28, 2005, the Purchasers consented to the extension of the maturity date of the 2006 Debentures from July 7, 2006 to December 31, 2006.\"

                (2)  The following paragraphs are added to Item 3 of the
           Schedule 13D:

                \"On July 29, 2005, August 2, 2005, August 3, 2005 and August 11, 2005, Pat Long used personal funds to purchase 100,500 shares of the Company's Common Stock in a series of purchases on the open market.

           On December 28, 2005, the Company entered into a Securities Purchase Agreement (the \"December Securities Purchase Agreement\") with Sponsor, Crestview, Midsummer, Islandia, Enable Growth Partners, LP (\"Enable Growth\"), and Enable Opportunity Partners, LP (\"Enable Opportunity\" and, together with Sponsor, Crestview, Midsummer, Islandia and Enable Growth, collectively referred to as the \"December Purchasers\") in which the Company agreed to issue to the December Purchasers up to $6,500,000 in the aggregate principal amount of 7% Convertible Debentures due December 31, 2006 (\"Second 2006 Debentures\") and three-year warrants (\"Second 2008 Warrants\") to purchase up to an aggregate amount of 6,374,299 shares of Common
           Stock at $0.18 per share.   At the initial closing, $5,000,000 in
           principal amount of the Second 2006 Debentures and 6,374,299 of the Second 2008 Warrants were issued. The remaining $1,500,000 in principal amount of debentures and accompanying warrants will be issued upon the Company's achievement of certain production goals and the submission of an acceptable plan for capital expenditures prior to October 30, 2006. The Second 2006 Debentures issued at the initial closing are convertible into approximately 19,570,706 shares of Common Stock. At the initial closing, the Company issued to Sponsor a Second 2006 Debenture in the original principal amount of $2,935,606 and a Second 2008 Warrant to purchase up to 3,742,486 shares of Common Stock. No funds were borrowed by Sponsor to acquire the Second 2006 Debenture or the Second 2008 Warrant.

                On December 29, 2005, the Company, TieTek and TTT entered into a Second Amendment to Construction Loan Agreement with Opus pursuant to which Opus agreed to extend the date through which it would accept shares in lieu of cash for all quarterly interest payments on the April Note from July 7, 2006 to December 31, 2006. Additionally, the Company issued to Opus 551,628 shares of Common Stock effective October 1, 2005 and 1,336,416 shares of Common Stock effective January 1, 2006 as payment of the accrued interest on the Construction Loan and the principal and interest due on the April Note as of January 1, 2006.



Item 4. Purpose of Transaction.

           N/A

Item 5. Interest in Securities of the Issuer.

          (a) (1)  Paragraphs 1-12 of Item 5 (a) and (b) of the Schedule
              13D, are amended and restated in their entirety as follows:
               \"As of the date hereof, the Reporting Persons beneficially own an aggregate of 87,553,257 shares of Common Stock, representing approximately 53.1% of the outstanding shares of Common Stock based upon 75,959,989 shares of Common Stock reported by the Company to be outstanding as of December 9, 2005 plus the 6,429,866 shares of Common Stock issued to Opus in connection with the payment of accrued interest under the Construction Loan and the principal and interest due on the April Note as of January 1, 2006.
              As of the date hereof, Sponsor beneficially owns 81,023,004 shares of Common Stock pursuant to: (i) the December Securities Purchase Agreement that includes a Second 2006 Debenture in the original principal amount of $2,935,606, convertible into 19,570,706 shares of Common Stock, and a Second 2008 Warrant to purchase up to 3,742,486 shares of Common Stock, (ii) the Securities Purchase Agreement that includes a 2006 Debenture in the original principal amount of $2,325,000, convertible into 10,568,182 shares of Common Stock, and a 2008 Warrant to purchase up to 2,582,813.50 shares of Common Stock, (iii) the payment of interest in kind on the 2006 Debenture (\"PIK Shares\") totaling 398,628 shares of Common Stock as of January 1, 2006, and (iv) the Voting Agreement that includes 43,114 shares of Series CC Convertible Preferred Stock convertible into approximately 39,920,374 shares of Common Stock and warrants to purchase 4,579 shares of Series CC Convertible Preferred Stock convertible into approximately 4,239,815 shares of Common Stock. The Series CC Convertible Preferred Stock, warrants to purchase shares of Series CC Convertible Preferred Stock, 2006 Debentures and 2008 Warrants that Sponsor beneficially owns contain a limitation, which may be waived by providing the Company with written notice of Sponsor's intent to waive the provision either prior to its initial issuance or 61 days prior to such conversion or exercise, prohibiting the conversion or exercise thereof, as applicable, to the extent Sponsor (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. On February 18, 2005, Sponsor provided the Company with written notice stating its intention to waive the limitation with respect to the shares of Series CC Convertible Preferred Stock and warrants to purchase shares of Series CC Convertible Preferred Stock (except for those to be distributed to Crestview and Big Bend) to be issued to Sponsor pursuant to the Exchange Agreement. On July 12, 2005 Sponsor provided the Company with written notice stating its intention to waive the limitation with respect to the 2006 Debenture and 2008 Warrant.
              Additionally, Sponsor has elected to waive a similar limitation in the Second 2006 Debentures and the Second 2008 Warrants to the extent Sponsor would beneficially own in excess of 9.99% of the outstanding Common Stock. Thus, Sponsor's aggregate beneficial ownership of 81,023,004 shares of Common Stock represents 51.6% of the outstanding shares of Common Stock. Pursuant to the Voting Agreement, Sponsor does not have the power to dispose of the shares of Common Stock it beneficially owns, but exercises sole voting power over such shares with respect to all matters. By virtue of the relationships described in Item 2, the Sammons Trust controls Sponsor via its subsidiaries CISI, Sammons and Herakles; however, Herakles, CISI, Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock to which Sponsor has beneficial ownership.
                   As of the date hereof, Herakles has direct ownership of
              36,105 shares of Series CC Convertible Preferred Stock convertible into approximately 33,430,558 shares of Common Stock, as well as warrants to purchase 3,434 shares of Series CC Convertible Preferred Stock convertible into approximately 3,179,630 shares of Common Stock. Herakles shares dispositive power over these shares of Common Stock with CISI, Sammons and the Sammons Trust. As the managing member of Sponsor, Herakles controls Sponsor's power to vote the shares Sponsor beneficially owns pursuant to the December Securities Purchase Agreement, the Securities Purchase Agreement, the Voting Agreement and the PIK Shares. By virtue of this relationship, Herakles beneficially owns Sponsor's shares. Therefore, Herakles beneficially owns 81,023,004 shares of Common Stock pursuant to: (i) the December Securities Purchase Agreement that includes a Second 2006 Debenture in the original principal amount of $2,935,606, convertible into 19,570,706 shares of Common Stock, and a Second 2008 Warrant to purchase up to 3,742,486 shares of Common Stock, (ii) the Securities Purchase Agreement that includes a 2006 Debenture in the original principal amount of $2,325,000, convertible into 10,568,182 shares of Common Stock, and a 2008 Warrant to purchase up to 2,582,813.50 shares of Common Stock, (iii) PIK Shares totaling 398,628 shares of Common Stock as of January 1, 2006, and (iv) the Voting Agreement that includes 43,114 shares of Series CC Convertible Preferred Stock convertible into approximately 39,920,374 shares of Common Stock and warrants to purchase 4,579 shares of Series CC Convertible Preferred Stock convertible into approximately 4,239,815 shares of Common Stock. Herakles' aggregate beneficial ownership of 81,023,004 shares of Common Stock represents 51.6% of the outstanding shares of Common Stock. By virtue of the relationships described in Item 2, the Sammons Trust controls Herakles via its subsidiaries CISI and Sammons and thereby each may be deemed to have indirect beneficial ownership over the shares beneficially owned by Herakles; however, CISI, Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock to which Herakles has beneficial ownership.
                   As of the date hereof, CISI beneficially owns 87,452,757
              shares of Common Stock. CISI is the sole stockholder of Herakles, Otter and Sammons Distribution and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by Herakles, Otter and Sammons Distribution. As described in this Statement, Herakles beneficially owns 81,023,004 shares of Common Stock; Otter directly owns 100 shares of Common Stock; and Sammons Distribution beneficially owns 6,429,653 shares of Common Stock. CISI's aggregate beneficial ownership of 87,452,757 shares of Common Stock represents 55.7% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2, Sammons and the Sammons Trust may be deemed to have indirect beneficial ownership over the shares beneficially owned by CISI; however Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock to which CISI has beneficial ownership.
                   As of the date hereof, Sammons beneficially owns 87,452,757 shares of Common Stock. Sammons is the sole stockholder of CISI and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by CISI. As described in this Statement, CISI beneficially owns 87,452,757 shares of Common Stock. Sammons' aggregate beneficial ownership of 87,452,757 shares of Common Stock represents 55.7% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2, the Sammons Trust may be deemed to have indirect beneficial ownership over the shares beneficially owned by Sammons; however the Sammons Trust disclaims beneficial ownership of the shares of Common Stock to which Sammons has beneficial ownership.
                   As of the date hereof, the Sammons Trust beneficially owns
              87,452,757 shares of Common Stock. The Sammons Trust is the sole stockholder of Sammons and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by Sammons. As described in this Statement, Sammons beneficially owns 87,452,757 shares of Common Stock. The Sammons Trust's aggregate beneficial ownership of 87,452,757 shares of Common Stock represents 55.7% of the outstanding shares of Common Stock.
                   As of the date hereof, Astraea beneficially owns 5,389 shares of Series CC Convertible Preferred Stock convertible into approximately 4,989,815 shares of Common Stock, as well as warrants to purchase 1,145 shares of Series CC Convertible Preferred Stock convertible into approximately 1,060,185 shares of Common Stock. Astraea's aggregate ownership of approximately 6,050,000 shares of Common Stock represents 7.4% of the outstanding shares of the Common Stock. Astraea has shared dispositive power over these shares of Common Stock with AIMSC and Mr. Leadbetter. Astraea does not have any voting power over its Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor. By virtue of the relationships described in Item 2 of this Statement, AIMSC and Mr. Leadbetter may be deemed to have indirect beneficial ownership of Astraea's shares; however, AIMSC and Mr. Leadbetter disclaim beneficial ownership of the shares of Common Stock beneficially owned by Astraea.
                   As of the date hereof, AIMSC beneficially owns 6,050,000
              shares of Common Stock. AIMSC is the general partner of Astraea and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by Astraea. As described in this Statement, Astraea beneficially owns 6,050,000 shares of Common Stock. AIMSC's aggregate beneficial ownership of 6,050,000 shares of Common Stock represents 7.4% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2, Mr. Leadbetter may be deemed to have indirect beneficial ownership over the shares beneficially owned by AIMSC; however, Mr. Leadbetter disclaims beneficial ownership of the shares of Common Stock to which AIMSC has beneficial ownership.
              As of the date hereof, Bruce Leadbetter beneficially owns 6,050,000 shares of Common Stock. Mr. Leadbetter is the sole stockholder of AIMSC and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by AIMSC. As described in this Statement, AIMSC beneficially owns 6,050,000 shares of Common Stock. Mr. Leadbetter's aggregate beneficial ownership of 6,050,000 shares of Common Stock represents 7.4% of the outstanding shares of Common Stock.
                   As of the date hereof, Opus directly owns 6,429,653 shares of
              Common Stock pursuant to the payments made on the Construction Loan interest and the principal and interest on the April Note due as of January 1, 2006. Opus has shared voting and shared dispositive power over these shares of Common Stock with Sammons VPC, Sammons Distribution, CISI, Sammons and the Sammons Trust. Opus' aggregate ownership of approximately 6,429,653 shares of Common Stock represents 8.5% of the outstanding shares of Common Stock. By virtue of the relationships described in Item 2, Sammons VPC, Sammons Distribution, CISI, Sammons and the Sammons Trust may be deemed to have indirect beneficial ownership of Opus's shares; however, Sammons VPC, Sammons Distribution, CISI, Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock beneficially owned by Opus.
                   As of the date hereof, Sammons VPC beneficially owns
              6,429,653 shares of Common Stock. Sammons VPC is the managing member of Opus and may be deemed to share voting and dispositive power with respect to the Common Stock directly owned by Opus. As described in this Statement, Opus directly owns 6,429,653 shares of Common Stock. Sammons VPC's beneficial ownership of 6,429,653 shares of Common Stock represents 8.5% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2, CISI, Sammons Distribution, Sammons and the Sammons Trust may be deemed to have indirect beneficial ownership over the shares beneficially owned by Sammons VPC; however each of CISI, Sammons Distribution, Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock to which CISI has beneficial ownership.
                   As of the date hereof, Sammons Distribution beneficially owns
              6,429,653 shares of Common Stock. Sammons Distribution is the sole stockholder of Sammons VPC and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by Sammons VPC. As described in this Statement, Sammons VPC beneficially owns 6,429,653 shares of Common Stock. Sammons Distribution's beneficial ownership of 6,429,653 shares of Common Stock represents 8.5% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2, CISI, Sammons and the Sammons Trust may be deemed to have indirect beneficial ownership over the shares beneficially owned by Sammons Distribution; however each of CISI, Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock to which Sammons Distribution has beneficial ownership.\"
              (2) Paragraph 19 of Item 5(a) and (b) of the Schedule 13D is amended and restated in its entirety as follows:
                   \"As of the date hereof, Pat Long beneficially owns 700,500 shares of Common Stock pursuant to an aggregate of 648 shares of Series CC Convertible Preferred Stock convertible into 600,000 shares of Common Stock as well as 100,500 shares of Common Stock purchased in the open market. These shares represent less than 1% of the outstanding shares of the Common Stock. Mr. Long has sole dispositive power over these shares of Common Stock. Mr. Long does not have any voting power over the 600,000 shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor, but has sole voting power over the 100,500 shares of Common Stock purchased in the open market.\"


          (b) N/A

          (c) Item 5(c) of the Schedule 13D is amended and restated in its entirety as follows:
               \"(c)
                   The transactions described in Items 3 and 4 of the Schedule
              13D as amended above are incorporated herein by reference.
                   No open market purchases on the Nasdaq National Market, or any other market or exchange on which the Common Stock is listed or quoted for trading, of Company securities have occurred within the last sixty days by the Reporting Persons.\"



          (d) N/A

          (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

           \"The contracts and arrangements set forth in response to Items 3 and 6 of the Schedule 13D as amended above are incorporated herein by reference.

           On December 28, 2005, the Company entered into a Second Amended and Restated Registration Rights Agreement (\"Registration Agreement\"), by and among the Company, Sponsor, Herakles, Astraea, the Sponsor Purchasers, Big Bend, Crestview, HLT, Midsummer, Islandia, Rooster LP, Toibb Investment, Toibb, Hergott, Kiphart, Enable Growth and Enable Opportunity (collectively, the \"Participating Stockholders\"). Under the Registration Agreement, the Company is obligated, at its own expense, to register for sale with the SEC under the Securities Act of 1933, as amended (the \"Securities Act\") the Common Stock of the Company held or acquired by any of the Participating Stockholders. The Participating Stockholders have the right to make six \"long-form\" demands for registration, unlimited \"short-form\" demands for registration and unlimited \"piggyback\" registration rights.

           Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between any Reporting Person and any other person, with respect to the securities of the Company.\"


Item 7. Material to be Filed as Exhibits.

           Item 7 of the Schedule 13D is amended and supplemented by adding the following Exhibits:

           11. Securities Purchase Agreement, dated as of December 28, 2005, by and among Sponsor Investments, LLC, Crestview Capital Master, LLC, Midsummer Investment Ltd., Islandia, LP, Enable Growth Partners, LP and Enable Opportunity Partners, LP, incorporated by reference to
           Exhibit 10.1 to the Current Report on Form 8-K filed by North American Technologies Group, Inc. with the SEC on January 6, 2006.

           12. Form of 7% Convertible Debenture, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by North American Technologies Group, Inc. with the SEC on January 6, 2006.

           13. Form of Warrant, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by North American Technologies Group, Inc. with the SEC on January 6, 2006.

           14. Second Amendment to Construction Loan Agreement, dated as of December 29, 2005, by and among North American Technologies Group, Inc., TieTek LLC, TieTek Technologies, Inc., and Opus 5949 LLC, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by North American Technologies Group, Inc. with the SEC on January 6, 2006.

           15. First Amendment to Amended and Restated Note in the amount of $14,000,000 issued by TieTek LLC to Opus 5949 LLC dated as of December 29, 2005, incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by North American Technologies Group, Inc. with the SEC on January 6, 2006.

           16. Second Amended and Restated Registration Rights Agreement , dated as of December 28, 2005, by and among, North American Technologies Group, Inc. and the Participating Stockholders, incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by North American Technologies Group, Inc. with the SEC on January 6, 2006.


Page 23 of 24 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Sponsor Investments, LLC
                                      By: HErakles INvestments, INc., Managing
                                      Member

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President


                                      Herakles Investments, Inc.

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President


                                      Astraea Investment Management, L.P.
                                      By: Astraea Investment and Management
                                      Services Company, General Partner

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for Astraea Investment and
                                             Management Services Company


                                      Opus 5949 LLC
                                      By: Sammons VPC, Inc., Managing Member

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for Sammons VPC, Inc.


                                      Otter, Inc.

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for Otter, Inc.


                                      Sammons VPC, Inc.

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for Sammons VPC, Inc.


                                      Sammons Distribution Holdings, Inc.

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for Sammons Distribution Holdings,
                                             Inc.


                                      Consolidated Investment Services, Inc.

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for Consolidated Investment
                                             Services, Inc.


                                      Sammons Enterprises, Inc.

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: Chief Executive Officer


                                      Charles A. Sammons 1987 Charitable
                                      Remainder Trust Number Two

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: Co-Trustee


                                      Astraea Investment and Management Services
                                      Company

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for Astrea Investment and
                                             Management Services Company


                                      Bruce Leadbetter

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for Bruce Leadbetter


                                      Paul Pottinger

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for Paul Pottinger


                                      Christopher Bancroft

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for Christopher Bancroft


                                      Michael Jordan

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for Michael Jordan


                                      John M. Pigott

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for John M. Pigott


                                      Goh Yong Siang

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for Goh Yong Siang


                                      Pat Long

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for Pat Long


                                      David Kellogg

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for David Kellogg


                                      Charles Jarvie

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for Charles Jarvie


                                      David Pasahow

Date: 01/24/2006                      /s/ Robert W. Korba
                                      Name:  Robert W. Korba
                                      Title: President of Herakles
                                             Investments, Inc., Attorney-In-Fact
                                             for David Pasahow


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

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